SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

São Paulo, September 27, 2023 - GOL Linhas Aéreas Inteligentes S.A. (B3: GOLL4 and NYSE: GOL) (“GOL” or “Company”), the leading domestic airline in Brazil, announces that it has completed the refinancing of the debentures of GOL Linhas Aéreas S.A. (“GLA”), an operating unit of the Company. In the refinancing, approximately R$100 million will be amortized in September 2023 and approximately R$900 million will be amortized in 30 installments between January 2024 and June 2026. The extension of the 7th Issuance of Debentures ( “7th Issuance of Debentures”) and the extension of the 8th Issuance of Debentures (“8th Issuance of Debentures”, and, together with the 7th Issuance of Debentures, “Debentures”) of GLA, will have final maturity in June 2026. The syndicate participants are local banks. The Debentures will have an annual yield of CDI+5.0%, and may be redeemed in advance by the Company.

As a result of the refinancing, a significant portion of financial obligations due during 2H23 were rescheduled.

“With this operation, GOL continues the disciplined execution of its plan to optimize its balance sheet, extending its short-term debt maturities, matching liabilities to existing assets, and aligning debt service with the Company’s operating cash generation”, said Mario Liao, CFO.

GOL Investor Relations

ir@voegol.com.br

www.voegol.com.br/ir

+55 (11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A. (“GOL”)

GOL is the largest airline in Brazil. leader in the corporate and leisure segments. Since it was founded in 2001. the Company has the lowest unit cost in Latin America. democratizing air transportation. The Company has alliances with American Airlines and Air France-KLM and makes available several codeshares and interline agreements available to Customers. bringing more convenience and simple connections to any place served by these partnerships. With the purpose of “Being the First for All”. GOL offers the best travel experience to its passengers. including: the largest number of seats and more space between seats; the greatest platform with internet. movies and live TV; and the best frequent-flyer program. Smiles. In cargo transportation. Gollog delivers orders to different regions in Brazil and abroad. The Company has a team of 13,800 highly qualified aviation professionals focused on Safety. GOL’s #1 value. and operates a standardized fleet of 143 Boeing 737 aircraft. The Company's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information. go to www.voegol.com.br/ir.

1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 27, 2023

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Mario Tsuwei Liao
Name: Mario Tsuwei Liao Title: Chief Financial and IR Officer